Private Trading Systems, Inc.
15849 North 71st Street, Suite 105
Scottsdale, Arizona 85254

October 2, 2006

Via EDGAR

Mark Webb, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Private Trading systems, Inc., Registration Statement on Form 10 (File No. 001-32835)

Dear Mr. Webb:

Private Trading Systems, Inc., a Nevada corporation, (the “Company”) hereby respectfully requests the withdrawal of its registration statement on Form 10 (File No. 001-32835), originally filed with the Securities and Exchange Commission (“Commission”) on March 14, 2006, and amended and filed with the Commission on March 31, 2006.

The Company is requesting that this filing be withdrawn because the Company decided not to pursue the listing of its common stock on the American Stock Exchange at this time.

If you have any questions regarding this request, please contact me at (602) 300-7600.

Sincerely,

/s/ C. Austin Burrell
C. Austin Burrell
Chief Executive Officer